Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

May 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII

Preliminary Proxy Statement on Schedule 14A

Filed February 13, 2023

File No. 001-40206

Dear Ms. Beukenkamp and Mr. Field:

On behalf of CF Acquisition Corp. VIII (the “Company” or “CF VIII”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2023 regarding the Company’s preliminary proxy statement on Schedule 14A, File No. 001-40206, filed with the Commission on February 13, 2023 (the “Prior Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Prior Proxy Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Cover Page

1.	Please refer to the proxy statement cover page and the first cover page legend. We note the reference to “until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective.” We also note the second to last paragraph references “securities to be issued under the accompanying proxy statement.” Please revise the respective legends or advise why the legends reference a registration statement and the issuance of securities pursuant to a proxy statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment.

Frequently Used Terms, page iv

2.	Please revise your definition of “Expiration Date” to briefly expand your disclosure to specify a date or other time period or calculation for the company to consummate a business transaction pursuant to the CF VIII Charter. We note the subsequent defined terms including “First Extension” and “Second Extension.” Additionally, we note your proxy statement filed February 14, 2023 seeking to extend the date by which the company must complete with business combination with XBP Europe or take other certain actions. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iv of the Amendment.

3.	Please revise your definition of “Ultimate Parent” to briefly describe the relationship with ETI-XCV Holdings, LLC and provide general context for this entity. We note your disclosure on page 21 that states that ETI-XCV Holdings, LLC is “an indirect parent of BTC International and wholly owned subsidiary Exela” for example.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page viii of the Amendment.

Questions and Answers About The Proposals, page 3

4.	CF&Co. appears to have related-party interests and conflicts of interests on both sides of the proposed transaction. Please revise to include a separate question and answer addressing CF&Co. history (i.e., sponsor, underwriter, etc.) with both companies (i.e., the SPAC and Exela). Please include enough information so that Public Stockholders can clearly understand the overlapping interests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment.

5.	We note that certain CF VIII officers and directors may own a material interest in the Sponsor. Please revise this section to include a discussion of these interests and quantify the aggregate ownership interest. Clarify, if true, that the insiders to which you make references, including with regard to “Interests of Certain Persons” on page 29, are the parties to the Sponsor Support Agreement and Forward Purchase Agreement and refer readers to information you provide about these agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment. In addition, the Company notes that the Sponsor, and not any officer or director of the Company, is party to the Sponsor Support Agreement and Forward Purchase Contract. The Company also notes that, as disclosed, the Sponsor is indirectly controlled by Howard Lutnick, who is a director and officer of the Company.

Q. What equity stake will holders of CF VIII Public Shares..., page 4

6.	Please revise the included tables to include all potential sources of dilution to Public Stockholders in connection with the proposed transaction. In this regard, we note that the tables do not include shares to be issued pursuant to the Forward Purchase Contract.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of Amendment.

Q. What vote is required to approve the Proposals Presented at the Special Meeting?, page 7

7.	We note that here and elsewhere throughout your proxy statement you state that “[t]he Sponsor currently holds 69.4% of the issued and outstanding shares of CF VIII Common Stock...” We note that as disclosed in the Form 8-K filed March 7, 2023, due to a recent conversion of Class B common stock of the company, the Sponsor now holds 65.2% of your issued and outstanding Class A Common Stock. Please revise your disclosure throughout your proxy statement to provide the current percentage of shares held by the Sponsor as well as provide any additional revisions to your disclosure as a result of the conversion, for example, but not limited to the redemption scenario disclosure and tables on pages 4 - 6.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment, including but not limited to pages 4, 5 and 7 thereof.

Q. What interests do the Sponsor and CF VIII’s current officers and directors..., page 8

8.	We note your disclosure in the third to last paragraph under this question, that states “[u]pon completion of the Business Combination, it is not anticipated that any persons associated with CF VIII will be employed by the Combined Entity...” Please revise this section to disclose whether any persons associated with CF VIII anticipate serving on the Combined Entity board of directors and would, therefore, potentially receive compensation in their role as a director. We note that the Combined Entity will have a classified board consisting of three classes of directors, whose re-election will be held in respective yearly increments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amendment.

Q. Did the CF VIII Board obtain a fairness opinion (or any similar report or appraisal)...?, page 10

9.	Please revise this Q&A to provide a cross-reference to the related risk factor regarding the decision not to obtain a fairness opinion or other report or appraisal in connection with your determination to approve the Business Combination. We note your risk factor disclosure under the heading “Neither the CF VIII Board not any committee thereof obtained a fairness opinion...” on page 61.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amendment.

Summary of the Proxy Statement

CF VIII Board’s Reasons for the Approval of the Business Combination, page 24

10.	We note that in this section you first state that one of the reasons the CF Board determined that pursuing a potential business combination with XBP Europe would be an attractive opportunity for CF VIII and its stockholders was the fact that XBP Europe “has an attractive, largely stable and significant base of clients...” However, in the subsequent section disclosing the various other risks associated with the business, your disclose that part of the revenue decline in XBP Europe’s business is due to “a loss of clients...” Please reconcile these statements and/or provide a brief discussion here and throughout your disclosure, as appropriate, regarding the loss of clients, including any connection to the COVID-19 pandemic or other market forces.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment.

11.	In the first bullet point at the top of page 25, you state that “[f]or the 12 months ended June 30, 2022, XBP Europe had revenue of approximately $200 million and Adjusted EBITDA of approximately $23 million.” However, it appears the XBP Europe operates on a December 31 fiscal year end. Please reconcile and revise this statement to reflect the company’s fiscal year results or otherwise describe why this 12 month period is meaningful as compared to fiscal year end. Additionally, we note that XBP Europe has consistently had net losses for the most recent interim and audit periods. Please advise if the CF VIII Board considered such net losses in its analysis of XBP Europe’s existing operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of the Amendment.

Organizational Structure, page 31

12.	We note that the diagram of the organization structure of the Combined Entity upon consummation of the Business Combination reflects that BTC International Holdings, Inc. and the Combined Entity Shareholders will share ownership of XBP Europe Holdings, Inc. Please revise your disclosure to clarify the percentage ownership of the various shareholder contingency groups, i.e., Exela, Sponsor and Public Stockholders. Additionally, please revise the Combined Entity diagram to disclose your status as a controlled company under Nasdaq listing standards after the closing of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment.

Risk Factors, page 46

13.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Amendment.

Risk Related to XBP Europe and the Business Combination

XBP Europe relies on Exela, which is a highly leveraged public company…, page 47

14.	We note your risk factor disclosure regarding Exela describes the company as not only highly-leveraged, but also that it faces doubt about its ability to continue as a going concern. Please revise the risk factor title here to reflect the same. Additionally, please revise your disclosure elsewhere throughout your proxy statement where you describe Exela to be “highly-leveraged” to also state that it faces doubt as to its ability to continue as a going concern. Further, please revise your disclosure on page 26 in the bullet titled “Exela Capital Structure” to provide a cross-reference to this risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 28 of Amendment.

Risks Related to CF VIII and the Business Combination, page 59

15.	Please revise your disclosure to discuss the material risk to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in this registration statement.

Response: In response to this comment, the Company expanded the already provided risk factor on this topic, which can be located on page 67 of the Amendment.

The public stockholders of CF VIII will experience dilution as a consequence..., page 62

16.	Please revise the risk factor discussion here to discuss the “50% redemptions” scenario together with the current disclosure assuming no redemptions and “100% redemptions.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 96

17.	Please expand your description in Note (E) to the pro forma balance sheet to explain the circumstances that resulted in the change of classification of the public warrants and warrants from Forward Purchase Contract from liability to equity upon closing of the business combination.

Response: In response to the Staff’s comment, the Company has revised Note (G) to the pro forma balance sheet to describe the circumstances that resulted in the balance sheet classification.

18.

Refer to Note (F). Please address the following:

•     Separately present the adjustments for a) the reclassification of CF VIII Class A Common Stock subject to possible redemption to permanent equity, and b) the reclassification of XBP Europe’s historical equity and issuance of 21,828,929 of CF VIII Class A Common Stock.

•     Revise to reflect Class A Common Stock pro forma adjustment for a) the reclassification of CF VIII Class A Common Stock subject to possible redemption to permanent equity, and b) the reclassification of XBP Europe’s historical equity and issuance of 21,828,929 of CF VIII Class A Common Stock.

•     The number of shares associated with the reclassification of XBP Europe’s historical equity and issuance of CF VIII Class A Common Stock, 21,828,929 shares, appear to include those issued in accordance with Note M (the Ultimate Parent Support Agreement). Please revise to exclude the shares issued in accordance with the Ultimate Parent Support Agreement as it is already reflected by Note M.

Response: In response to the Staff’s comment, the Company has revised Note (H) to the pro forma balance sheet to separately present adjustments to reclassify CF VIII Class A Common Stock to permanent equity and to exclude from the related share count the shares to be issued in accordance with the Ultimate Parent Support Agreement.

19.	Please revise Note (J) to reflect Class A Common Stock pro forma adjustment amount for the reclassification of CF VIII Class A Common Stock subject to possible redemption to permanent equity under the “50% Redemption Scenario.”

Response: In response to the Staff’s comment, the Company has revised Note (L) to separately state reduction in cash, reclassification to permanent equity and increase to CF VIII Class A Common Stock. However, due to par value of CF VIII Class A Common Stock being $0.0001 per share, the calculated amount is $72 as described in Note (K).

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 97

20.	Please tell us, in sufficient detail, how you calculated the weighted-average shares used in computing net income (loss) per share for all periods and scenarios presented in Note T. In this respect, tell us why these shares do not agree with those on page 82 considering these shares were presumably calculated on a pro forma basis as if the business combination had been consummated on January 1, 2021. In addition, tell us how weighted average number of shares of common stock outstanding information included at the bottom of each unaudited pro forma statement of operations was calculated as the sum of weighted average number of shares does not appear to agree to the respective total.

Response: In response to the Staff’s comment, the Company has revised weighted-average number of shares used in computing net income (loss) per share for all periods presented in Note (W) such that share count now agrees to information presented on page 88 of the Amendment.

The Business Combination Proposal

Background of the Business Combination, page 121

21.	Please revise your disclosure to list each significant person present at each meeting, including but not limited to, the representatives of Exela and CF&Co. that were present for the meeting in July 2022; the representatives of Cantor, CF&Co. and Exela on behalf of CF VIII and XBP Europe, respectively, that were present at the introductory meeting on August 8, 2022; and the representatives of CF VIII and XBP Europe present for various telephonic conferences conducted from September 16, 2022 through October 9, 2022. In this regard, we note that CF&Co. and Cantor appear to have played a significant role in the identification of the target and certain negotiations, on behalf of CF VIII, without the participation of CV VIII directors and officers. Please revise to specifically clarify CF&Co. and Cantor’s role in all negotiations and who participated in such negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118 to 121 of the Amendment.

22.	Please revise your disclosure to include a discussion of any additional meetings or other communications between CF VIII and XBP Europe between the initial meeting of representatives of Exela and CF&Co. in July 2022 regarding XBP Europe as an attractive target for CF VIII to pursue and/or activities CF VIII engaged in regarding its search for a target, generally. We note that on the next disclosed meeting date of August 8, 2022, described as an introductory meeting, Exela provided CF VIII with access to a virtual data room containing diligence materials that same day.

Response: The Company advises the Staff that there were no meetings or other communications between CF VIII and XBP Europe, or any other prospective target of CF VIII, between the July 2022 meeting and the August 8, 2022 meeting.

23.	Please revise your disclosure to expand your discussion regarding what the “additional information regarding XBP Europe” Exela provided at the August 8, 2022 introductory meeting and whether this information included any financial models or projections of any kind. We note your disclosure regarding “Certain Forecasted Information for XBP Europe” beginning on page 130, including references to “Initial 2022 Estimates” and the “Revised 2022 Estimates.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amendment.

24.	Please elaborate on the market valuations for companies similar to XBP Europe that CF VIII and CF&Co. used in their evaluation of XBP Europe conducted between August 8, 2022 through August 23, 2022. Additionally, please disclose whether this evaluation was presented as a report or other document to the CF VIII Board at the August 10, 2022 meeting of the CF VIII Board and the CF VIII Audit Committee or otherwise delivered to these parties for review and consideration. In this regard, we note that CF&Co. selected certain comparable companies and precedent transactions which were provided to CF VIII. Please revise this section to clarify in greater detail the role CF&Co. played in evaluating the proposed transaction.

Response: The Company respectfully submits that the market valuations for companies similar to XBP Europe referenced in this comment were not shared with the CF VIII Board until the special meeting of the CF VIII Board held on October 7, 2022. For additional disclosure with respect to such valuations, see pages 128 to 132 of the Amendment.

25.	We note your disclosure that reflects exchanges of multiple drafts of the LOI as well as a summary of key matters discussed. Amend your disclosure to describe the material terms these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of XBP Europe, consideration to be received, forfeiture of shares by the Sponsor, etc. Please include enough detail so that Public Stockholders can fully understand how the final terms of the LOI were determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment.

26.	Disclose who proposed the total enterprise value of XBP Europe of $220 million, as contained in the LOI executed on August 23, 2022, and how it was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment.

CF VIII Board’s Reasons for the Approval of the Business Combination, page 125

27.	Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amendment.

28.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amendment.

29.	Please refer to the third bullet on page 126. We note your disclosure that CF VIII Stockholders will have acquired their shares in the Combined Entity at an “attractive valuation.” Please revise to discuss in greater detail what an “attractive valuation” means in the context of this transaction. Please include enough detail so that Public Stockholders can understand why this is an attractive valuation, i.e. what is the frame of reference or the comparison points (peer companies, comparable transactions, etc.).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amendment.

Certain Forecasted Information for XBP Europe, page 130

30.	We note that XBP Europe provided CF VIII and CF&Co. with certain projections. Please revise to include the projections here and disclose any material assumptions necessary to understand such projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amendment.

31.	Based on the disclosure in this section (i.e., Comparable Company Analysis and Precedent Transaction Analysis), it appears that CF&Co. provided CF VIII and its board with a report materially related to the transaction. In this regard, it appears that CF& Co. selected the comparable companies and transactions. In a separate section, please revise to fully summarize the report and provide the information required by Item 14(b)(6) of Schedule 14A. Please provide the required disclosure or, alternatively, provide us with your analysis regarding why CF&Co.’s comparable companies and transactions selections and associated data should not be considered a report under Item 14(b)(6) of Schedule 14A and provide us supplementally with any board books or other materials prepared by CF&Co. which were delivered to CF VIII and its board. In this regard, we note your disclosure on page 24 that the CF VIII board considered the “financial and valuation analyses of XBP Europe and the Business Combination utilizing information provided by XBP Europe and publicly available information presented by CF&Co. to the CF VIII Board in CF&Co.’s capacity as financial advisor to CF VIII.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 to 132 of the Amendment.

32.	Please refer to the Comparable Company Analysis section. Please revise to clarify how the pre-transaction value of XBP Europe was determined to be $220 million. Additionally, for each comparable company, please revise to disclose the underlying data used in the chart on page 131. For example, disclose each company’s enterprise value, revenue, and EBITDA and explain in greater detail how the resulting multiples were selected for each sub-category.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129 of the Amendment.

33.	Please refer to the Precedent Transaction Analysis section. Please revise to disclose all 36 precedent M&A transactions and the associated underlying data for each. Additionally, please revise to specifically identify the fourteen and nine precedent M&A transactions, respectively, used for comparison purposes related to LTM revenue and LTM EBITDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129 and 130 of the Amendment.

Information About XBP Europe

Overview, page 173

34.	Please revise your disclosure in this section, or where appropriate, to briefly expand your discussion of the meaning and application of the “broader open banking initiatives” that are beneficial to the expansion of the XBP Europe business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 180 of Amendment.

About XBP Europe

Regulation and Compliance, page 182

35.	Please revise your disclosure in this section to brief describe specific regulations you are subject to and the regulatory bodies who exercise oversight of your business. We note that you operate in the banking and financing industry, a highly-regulated industry, as well reference being subject to certain long-arm international sanctions regimes (e.g., OFAC) with regard to your cross-border payments services. In this regard, we note your risk factor beginning with “XBP Europe’s business is subject to government regulation and oversight...” on page 56. Please revise this risk factor to discuss with greater specificity laws, regulations, regulatory bodies or other governmental regulation or oversight that relate to this risk factor as well as provide greater detail around your statement that “[f]inancial and political events have increased the level of regulatory scrutiny on XBP Europe’s industry, and regulatory agencies may view matters or interpret laws and regulations differently than they have in the past and/or may increase their oversight over XBP Europe’s business practices, in each case in a manner adverse to XBP Europe’s business.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 184 of Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of XBP Europe

Recent Developments

Merger, page 197

36.	In the third paragraph of this section, you disclose expected increases in cash for the combined entity based on different levels of redemption. Please tell us how you arrived at each expected increase in cash from the unaudited pro forma balance sheet or revise the amounts.

Response: The Staff is advised that expected increase in cash for the combined entity based on each level of redemption is calculated as (a) the Pro Forma Combined amount of cash and cash equivalents based on such level of redemption, minus (b) the amount of cash and cash equivalents of XBP Europe (all as of December 31, 2022).

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021

Cost of Revenue, page 202

37.	You disclose that the prior period cost of revenue was adversely impacted by the effects of COVID-19. Please revise to quantify the impact COVID-19 had on the changes in cost of revenue.

Response: In response to the Staff’s comment, the disclosure has been revised on page 203 of the Amendment to quantify the impact of COVID-19.

Results of Operations, page 202

38.	We note the impact of foreign currency fluctuation on your revenue for the 2022 interim period. Please revise to disclose the impact of foreign currency fluctuation for other financial statement line items for the periods presented, if material.

Response: In response to the Staff’s comment, the disclosure has been revised to state the impact of foreign currency fluctuation on revenues and cost of sales at each reporting segment of XBP Europe. The Staff is advised that foreign currency impact is not material to the other financial statement line items for such impact to be disclosed.

Liquidity and Capital Resources

Cash Flows, page 208

39.

Please revise your analysis of cash flow changes to explain the business reasons for material changes between periods in your operating cash flows. For example, discuss the business reasons for material changes in each of these line items between periods:

•         Accounts receivable,

•         Prepaid expense and other assets,

•         Related parties payable and

•         Accrued expenses and other liabilities.

Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, XBP Europe’s Liquidity and Capital Resources section has been revised to add business reasons for material changes in each of the line items referenced in this comment.

Indebtedness

2019 Credit Agreement, page 210

40.	Please describe the terms of each covenant requiring a waiver, including a presentation of the required and actual ratio/amount as of the most recent compliance date. Please also disclose how the actual covenant ratio/amount is computed by reconciling it to GAAP amounts as of the most recent compliance date only. Any known changes in the required covenant ratio/amount at future covenant compliance dates should be disclosed. Disclose whether you expect to be in compliance without needing waivers at each future covenant compliance date in the next twelve months and your basis for that expectation. Disclose whether each of your various other debt arrangements have cross default provisions. Also, explain how additional future violations of this or other debt covenants would impact your liquidity. Refer to Items 303(b)(1) and (c)(1) of Regulation S-K.

Response: In response to the Staff’s comment, disclosure of the 2019 Credit Agreement has been revised on pages 209 and 210 of the Proxy Statement to describe terms of the Cash Flow Coverage financial covenant.

Cashflow Coverage Ratio is computed as a ratio of (a) UK Subsidiary’s EBITDA for the relevant period adjusted for changes in working capital, taxes, capital expenditures paid, cash receipts and payments resulting from intracompany debt, pension cash costs and exceptional items including non-cash items, and (b) debt service for the relevant period, comprised of finance charges, repayments of the term loan facilities, the revolving multitranche facility, the revolving working capital facility and the 2022 committed facility under the respective credit agreements of such facilities falling due and any voluntary prepayments made during that relevant period but excluding any amounts falling due under any overdraft or revolving facility and which were available for simultaneous redrawing according to the terms of that facility and any prepayment of borrowings of any member of the group existing on the date of the credit agreement which is required to be repaid under the terms of the agreement, so that no amount shall be included more than once.

Since the Cash Flow Coverage ratio is computed using UK GAAP and using UK Subsidiaries’ financial information, XBP Europe did not perform a reconciliation to GAAP amounts. XBP Europe has provided to the Company for disclosure the actual covenant ratio along with a statement that XBP Europe is not aware of any changes in the required covenant ratio at future compliance dates. The Company has also disclosed XBP Europe’s expectation for compliance along with the applicable basis, as well as the nature of cross default provisions and remediation actions available to XBP Europe in case of non-compliance.

Critical Accounting Policies and Estimates, page 212

41.	You have material pension liabilities arising from defined benefit plans in four countries for the periods presented. Please tell us why pension liabilities are not included in your critical accounting policies and estimates. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, XBP Europe’s Critical Accounting Policies and Estimates disclosure has been revised to include benefit plan related disclosures.

Beneficial Ownership of Securities

Pre-Business Combination Beneficial Ownership Table of CF VIII, page 215

42.	Please revise the table of beneficial ownership found here to include the appropriate footnotes within the table. In this regard, we note that there are three footnotes provided below the table, but these footnotes are not indicated within the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 216 of the Amendment.

Beneficial Ownership Table of the Combined Entity Assuming No Exercise of Warrants, page 216

43.	Please revise this table and the table immediately below titled “Beneficial Ownership Table of the Combined Entity Assuming Exercise of Warrants” to indicate the information related to footnote (5) provided below the tables. As currently disclosed, footnote (5) is not reflected in the information presented in these tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 216 and 217 of the Amendment.

XBP Europe, Inc. and Subsidiaries

Audited Combined and Consolidated Financial Statements

Combined and Consolidated Balance Sheets, page F-3

44.	Please revise your balance sheets to present the separate accounts comprising stockholder’s deficit and the number of shares of equity securities authorized, issued and outstanding. Also, disclose changes in the separate accounts and in the number of shares of equity securities during the periods presented in statements of changes in stockholder’s deficit and provide the other disclosures required by ASC 505-10-50. Finally, disclose the loss per share information required by ASC 260-10-45 and ASC 260-10-50.

Response: In response to the Staff’s comment, XBP Europe’s Combined and Consolidated Balance Sheets have been revised to present separately components of Accumulated other comprehensive loss. The Staff is advised that in a carve-out situation, the traditional captions in equity (e.g., common stock, additional paid-in capital, retained earnings) are not relevant and that it is common for components of equity other than accumulated other comprehensive income (loss) to be comprised of a single line item, often titled “Net parent investment”. Financial statements issued subsequent to the transaction will include traditional captions in equity as well as the EPS information.

Notes to the Combined and Consolidated Financial Statements, page F-7

45.	Given your disclosures on page 50 that XBP Europe has made, and will continue to make, significant investments in the research, design and development of new technology and platforms-driven solutions, and on page 53 that it developed many of its platform-driven solutions internally, please revise to disclose the total research and development costs charged to expense for the periods presented in accordance with ASC 730-10-50-1.

Response: In response to the Staff’s comment, Note 2 of the Combined and Consolidated Financial Statements has been revised to disclose the total research and developments costs charged to expense for the applicable periods.

13. Commitments and Contingencies

Adverse Arbitration Order, page F-31

46.	Please tell us your basis in GAAP for excluding the customer settlement expense from your operating loss for 2020.

Response: In response to the Staff’s comment, after considering applicable GAAP, SEC Staff remarks before the 2007 AICPA National Conference addressing accounting for litigation settlements, as well as XBP Europe’s own fact pattern, it is concluded that (1) customer settlement expense is not within the scope of EITF 01-09 and (2) that settlement activity of this nature is highly infrequent and unusual. The Staff is further advised that such disclosure on the face of the combined and consolidated statement of operations and comprehensive loss, when considered together with the related disclosures made within Note 13 (Commitments and Contingencies) and Note 16 (Other (Income) Expense, Net) provides the required clarity to the users of the financial statements.

16. Other (Income) Expense, Net, page F-33

47.	Please tell us your basis in GAAP for excluding losses (gains) on the sale or disposal of property, plant, and equipment and other assets -- as described in note (3) on page 200 -- from your operating loss. Refer to ASC 360-10-45-4 through 45-5.

Response: In response to the Staff’s comment, revisions have been made to the combined and consolidated statement of operations and comprehensive loss and Note 16 of the Combined and Consolidated Financial Statements to include losses (gains) on sale in the operating loss. See also the description of this matter in an explanatory paragraph in Note 2 of the Combined and Consolidated Financial Statements.

CF Acquisition Corp. VIII

Condensed Statements of Operations (Unaudited), page F-84

48.	Please tell us in sufficient detail and revise to disclose in Note 2 (starting on page F-94) what interest expense on mandatorily redeemable Class A common stock of $689,606 represents and the related terms.

Response: In response to the Staff’s comment, the disclosure in Note 2 on page F-51 of the Amendment has been provided.

General

49.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: CFAC Holdings VIII, LLC, the Sponsor, is a Delaware limited liability company, and is not controlled by, and does not have substantial ties with, any non-U.S. person. XBP Europe has foreign subsidiaries, which are non-U.S. persons. While we do not believe there is any material risk that the transaction will be subject to review or approval by any U.S. or non-U.S. government entity or that this transaction may ultimately be prohibited by any such authority, we have added disclosure in response to the Staff’s comment above to page 76 of the Amendment.

50.	Please revise your risk factor disclosure to discuss what consideration the company has given to risk related to its investment company status given that its trust account assets were invested in securities and income has been derived from those investments since the IPO was consummated. The risk may be heightened since, as reflected in your proxy statement filed February 14, 2023, you have sought to extend your deadline to complete your business combination to September 16, 2023, a date 30 months after the IPO. We note the inclusion of three risk factors providing disclosure on this point included in your February 14, 2023 proxy statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amendment.

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We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VIII

Willkie Farr & Gallagher LLP